

Pricing supplement No. 370J-3
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
product supplement J-3 dated July 5, 2007 and
addendum to product supplement J-3 dated December 13, 2007

Registration Statement No. 333-137902
Dated April 25, 2008; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$1,670,000
Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due October 29, 2009

General

- Buffered Underlying Securities (BUyS) Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due October 29, 2009 (the "securities") are designed for investors who seek a return based on the appreciation, if any, of the Deutsche Bank Balanced Currency Harvest (USD) Index (the "Index") at maturity. Investors should be willing to forgo coupon or other payments during the term of the securities and to lose up to 95% of their initial investment if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on October 29, 2009.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The securities priced on April 25, 2008 and are expected to settle three business days later on April 30, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to securities, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Issue Price:	100% of the face amount.
Index:	The securities are linked to the Deutsche Bank Balanced Currency Harvest (USD) Index
Buffer Level:	5%
Participation Rate:	100%

Payment at Maturity:

- If the Index Ending Level is greater than or equal to the Index Starting Level, you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate, subject to the Maximum Return of 22%. Accordingly, in this scenario, your payment at maturity per $1,000 security face amount will be equal to the lesser of:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times \text{Participation Rate})$$
and
$$\$1,000 + (\$1,000 \times \text{Maximum Return})$$

- If the Index Ending Level is less than the Index Starting Level, and the decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 security face amount.
- If the Index Ending Level is less than the Index Starting Level, and the decline is greater than the Buffer Level, you will lose 1% of the face amount of your securities for every 1% that the Index declines beyond the Buffer Level. Accordingly, if the Index Return is less than -5%, your payment at maturity per $1,000 security face amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + \text{Buffer Level})]$$

If the Index Ending Level is less than the Index Starting Level by more than the Buffer Level, you could lose up to $950 per $1,000 security face amount.

Index Return:	$$\dfrac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
Index Starting Level:	261.51.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Trade Date:	April 25, 2008
Final Valuation Date:	October 26, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	October 29, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 NQ 2
ISIN:	US2515A0NQ21

† A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the securities does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.



Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-332-6939.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$1,670,000.00	$0.00	$1,670,000.00

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,670,000.00	$65.63

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**



ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement J-3 dated July 5, 2007 and the addendum to product supplement J-3 dated December 13, 2007. You should rely only on the information contained in this pricing supplement and in the documents listed below in making your decision to invest in the securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Addendum to product supplement J-3 dated December 13, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf

    - Product supplement J-3 dated July 5, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507150047/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.



What is the Payment at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment amount at maturity for each $1,000 security face amount for a hypothetical range of performance for the Index from -100% to +100% and assumes an Index Starting Level of 261.51 and a Participation Rate of 100.0%, a Buffer Level of 5% and a Maximum Return of 22%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Ending Level	Hypothetical Index Return	Payment at Maturity	Percentage Return
523.02	100.0%	$1,220.00	22.0%
496.86	90.0%	$1,220.00	22.0%
470.71	80.0%	$1,220.00	22.0%
444.57	70.0%	$1,220.00	22.0%
418.42	60.0%	$1,220.00	22.0%
392.27	50.0%	$1,220.00	22.0%
366.11	40.0%	$1,220.00	22.0%
339.96	30.0%	$1,220.00	22.0%
313.81	20.0%	$1,200.00	20.0%
287.66	10.0%	$1,100.00	10.0%
261.51	**0.0%**	**$1,000.00**	**0.0%**
235.36	-10.0%	$950.00	-5.0%
209.21	-20.0%	$850.00	-15.0%
183.06	-30.0%	$750.00	-25.0%
156.91	-40.0%	$650.00	-35.0%
130.76	-50.0%	$550.00	-45.0%
104.60	-60.0%	$450.00	-55.0%
78.45	-70.0%	$350.00	-65.0%
52.30	-80.0%	$250.00	-75.0%
26.15	-90.0%	$150.00	-85.0%
0.00	-100.0%	$50.00	-95.0%



Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated under various hypothetical circumstances.

Example 1: The level of the Index increases from an Index Starting Level of 261.51 to an Index Ending Level of 287.66, a return of 10%. Because the Index Ending Level is greater than the Index Starting Level, and the Index Return is not greater than the Maximum Return, the investor receives a payment at maturity of $1,100 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =
$1,000 + ($1,000 x Participation Rate x Index Return) =
$1,000 + ($1,000 x 100% x 10%) = $1,100

Example 2: The level of the Index increases from an Index Starting Level of 261.51 to an Index Ending Level of 339.96, a return of 30%. Because the Index Return is greater than the Maximum Return of 22%, the investor receives a payment at maturity of $1,220.00 per $1,000 security face amount.

Example 3: The level of the Index declines from an Index Starting Level of 261.51 to an Index Ending Level of 248.43, a decline of 5%. Because the Index Ending Level of 248.43 is less than the Index Starting Level of 261.51 and this decline does not exceed the Buffer Level of 5%, the investor receives a payment at maturity of $1,000 per $1,000 security face amount.

Payment at maturity per $1,000 security face amount = $1,000

Example 4: The level of the Index declines from an Index Starting Level of 261.51 to an Index Ending Level of 209.21, a decline of 20%. Because the Index Ending Level of 209.21 is less than the Index Starting Level of 261.51 and this decline exceeds the Buffer Level, the investor will receive a payment at maturity of $850 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-20% + 5%)] = $850

Example 5: The level of the Index declines from an Index Starting Level of 261.51 to an Index Ending Level of 0, a decline of 100%. Because the Index Ending Level of 0 is less than the Index Starting Level of 261.51 and this decline exceeds the Buffer Level, the investor will receive a payment at maturity of $50 per $1,000 security face amount, calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-100% + 5%)] = $50



Selected Purchase Considerations

- **THE APPRECIATION POTENTIAL OF THE SECURITIES IS LIMITED**— You will not benefit from any appreciation of the Index beyond the Maximum Return of 22.00% (corresponding to a maximum payment of $1,220 for each $1,000 face amount of BUyS). Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of your initial investment in the securities is protected against a decline in the Index Starting Level, as compared to the Index Ending Level, of up to 5%. If the Index declines by more than the Buffer Level of 5%, for every 1% decline beyond 5% you will lose an amount equal to 1% of the face amount of your securities. For example, an Index Return of -20% will result in a loss of 15% of your initial investment. The payment of any amount due at maturity remains subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD) INDEX** — The return on the securities, which may be positive or negative, is linked to the Deutsche Bank Balanced Currency Harvest (USD) Index. The Deutsche Bank Balanced Currency Harvest (USD) Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. The Deutsche Bank Balanced Currency Harvest (USD) Index is composed of ten currencies, which are selected every quarter as described below under "The Deutsche Bank Balanced Currency Harvest (USD) Index." For additional information about the Index, see the information set forth under "The Deutsche Bank Balanced Currency Harvest (USD) Index."

- **CERTAIN TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum. Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. The remainder of this discussion assumes that treatment of the securities as prepaid financial contracts is respected.



Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Code, your gain or loss on the securities should be treated as ordinary income or loss unless, on or before the date on which you acquire your securities, you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. **If a valid election is made before the close of the day on which you acquire your securities,** your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your securities as being subject to such an election and file the relevant statement verifying such election with your federal income tax return, or (b) otherwise obtain independent verification.

It is possible that the securities might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your securities to market at the end of each year (*i.e.*, recognize income as if the securities had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election to treat gain or loss on the securities as capital. If such an election were made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.



For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or any of the Index components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your initial investment in excess of $50 per $1,000 security face amount. The return on the securities at maturity is linked to the performance of the Index, subject to the Maximum Return and the Buffer Level, and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Index Ending Level, as compared to the Index Starting Level, beyond the 5% Buffer Level. **Accordingly, you could lose up to $950 for each $1,000 security face amount that you invest.**

- **THE PAYMENT AT MATURITY MAY BE LIMITED BY THE MAXIMUM RETURN** – If the Index Return is greater than the Maximum Return of 22%, you will receive only the Maximum Return on your securities.

- **STRATEGY RISK** — The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Issuer provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies, which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility, which would negatively affect the value of the securities.

- **GAINS IN COMPONENTS OF THE INDEX MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS** — The securities are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. Accordingly, the performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser,



equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

- **CURRENCY MARKETS MAY BE HIGHLY VOLATILE** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Index and the value of your securities in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the securities.

- **THE CURRENCY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — The Index components may include emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and, in some cases, instability and reactions against market reforms. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the securities.

- **IF THE LIQUIDITY OF THE INDEX COMPONENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your securities. Limited liquidity relating to the Index components may also result in Deutsche Bank AG, London Branch (the "**Sponsor**") being unable to determine the level of the Index using



its normal means. The resulting discretion by the Sponsor in determining the Index could, in turn, result in potential conflicts of interest.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER, THE CALCULATION AGENT FOR THE SECURITIES, THE SPONSOR AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG is the Issuer and the calculation agent for the securities, and the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index components' value is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a force majeure event relating to the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the securities or the level of the Index. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or an affiliate intends to offer to purchase the securities in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or an affiliate is willing to buy the securities. Accordingly, you should intend to hold the securities until maturity.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full face amount of your securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **NO PERIODIC COUPON PAYMENTS** — As a holder of the securities, you will not receive periodic coupon payments and you will not have rights to receive any payments with respect to the components of the Index.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the level of the Index on any day, the value of the



securities will be affected by a number of economic, market and political factors that may either offset or magnify each other, including:

- the expected volatility of the Index;
- the time to maturity of the securities;
- the market price of the Index components;
- interest and yield rates in the market generally and in the markets of the Index components;
- a variety of economic, financial, political, regulatory or judicial events;
- supply and demand for the securities; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index Return and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that the Final Valuation Date and the Maturity Date will be postponed, and your return will be adversely affected.

- **COUNTERPARTY RISK** — The receipt by you of monies owed under the securities is subject to and dependent upon the Issuer's ability to pay such monies. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank.



- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR —** There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum, and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The securities may be suitable for you if:

- You seek an investment with a return linked to the performance of a currency index reflecting the investment strategy described herein;

- You are willing to invest in the securities based on the indicated Participation Rate, Maximum Return and Buffer Level;

- You are willing to lose up to 95% of your initial investment;

- You are willing and able to hold the securities to maturity; and

- You do not seek current income from this investment.



The securities may *not* be suitable for you if:

- You do not seek an investment with exposure to currencies and to the currency and other risks described in this document;

- You are unwilling or unable to hold the securities to maturity;

- You seek an investment that is protected against the loss of your initial investment beyond the 5% Buffer Level;

- You seek an investment with uncapped appreciation potential;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.



THE DEUTSCHE BANK BALANCED CURRENCY HARVEST (USD) INDEX

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by the Sponsor on December 19, 2005. The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the securities.

The Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Index is recomposed every quarter; at each recomposition, the Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the Index currencies (the "Index Currencies") for that quarter.

On April 25, 2008, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The Index reflects



notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Index over the prior quarter. During each quarter, the Index closing level is determined by interpolation of daily published forward rates (*e.g.*, the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Index (the "Index Closing Level"). Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Index Closing Level. In addition, the Index Closing Level reflects the deduction of an annual 1.5% fee, which accounts for the Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of April 25, 2008, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the U.S. Dollar, the Japanese Yen, the Swiss Franc, the Singapore Dollar, and the Taiwanese Dollar.

In addition, at any quarterly recomposition, the Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Sponsor, the Sponsor may make such adjustments to the methodology and calculation of the Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The Index closing level and the Index currencies for the applicable quarter are published daily by the Sponsor at:

https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

The reference to the above website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this pricing supplement.



Market Disruption Events

A market disruption event includes the following:

- A currency exchange rate splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert an Index currency into U.S. Dollars in the home country for such Index currency (the "Index Currency Jurisdiction") through customary legal channels;

- An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index currency between accounts inside the Inside Currency Jurisdiction for such Index currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Index and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

- The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the securities or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the Sponsor determines may lead to any of the foregoing events.

In addition, the Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act



of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Index or any Index currency (a "**Force Majeure Event**"). If a Force Majeure Event occurs on a trading day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; or (ii) defer publication of information relating to the Index until the next trading day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the Index

The Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.



Historical Information

The following graph shows the monthly prices of the Index from September 29, 2000 through April 25, 2008. The closing level of the Index on April 25, 2008 was 261.51.

Because the Index was created only on December 19, 2005, the Sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different from the currencies comprising the Index on or after April 25, 2008. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained by Bloomberg Financial Markets. Because the Index is recomposed quarterly, the Index reflects the performance of different currencies at different periods of time. The historical level of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date.

Historical Performance of the Deutsche Bank Balanced Currency Harvest (USD) Index



Source: Bloomberg



Historical Return Performance of the Deutsche Bank
Balanced Currency Harvest (USD) Index

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2002	2.41%	0.88%	3.34%	1.42%	0.81%	-5.38%	-2.71%	3.14%	0.27%	2.84%	5.96%	3.13%	**16.11%**
2003	2.27%	2.13%	-1.48%	9.25%	0.95%	4.43%	0.07%	1.34%	1.68%	1.83%	2.36%	2.41%	**27.22%**
2004	1.65%	3.41%	-0.29%	-2.03%	-1.70%	0.68%	2.79%	1.15%	2.24%	0.32%	2.20%	1.66%	**12.07%**
2005	2.15%	1.98%	-0.62%	1.95%	3.88%	2.61%	0.39%	-0.83%	4.33%	1.56%	2.50%	-2.85%	**17.06%**
2006	0.02%	2.33%	-3.90%	-0.59%	-6.88%	1.57%	3.72%	3.05%	-0.91%	3.10%	-1.63%	3.24%	**3.12%**
2007	1.40%	0.32%	2.14%	2.70%	2.87%	2.74%	-0.60%	-3.98%	4.69%	3.15%	-3.82%	1.16%	**13.09%**
2008	-2.46%	-0.88%	-4.72%										

Source: Bloomberg

Historical Composition of the Deutsche Bank
Balanced Currency Harvest (USD) Index

Rebalancing Date	Long Component					Short Component				
13-Sep-2000	TRY	PLN	MXN	NOK	USD	JPY	CHF	SGD	SEK	EUR
13-Dec-2000	TRY	PLN	MXN	NOK	NZD	JPY	CHF	SGD	SEK	EUR
14-Mar-2001	TRY	PLN	MXN	NOK	NZD	JPY	CHF	SGD	SEK	EUR
13-Jun-2001	TRY	BRL	PLN	NOK	NZD	JPY	CHF	SGD	USD	SEK
12-Sep-2001	TRY	BRL	PLN	NOK	NZD	JPY	CHF	SGD	USD	CAD
12-Dec-2001	TRY	BRL	PLN	NOK	NZD	JPY	USD	SGD	CHF	CAD
13-Mar-2002	TRY	BRL	ZAR	NOK	NZD	JPY	CHF	SGD	USD	CAD
12-Jun-2002	TRY	BRL	ZAR	NOK	NZD	JPY	TWD	SGD	CHF	USD
11-Sep-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	TWD	SGD	USD
11-Dec-2002	TRY	ZAR	HUF	NOK	NZD	JPY	CHF	SGD	USD	TWD
12-Mar-2003	TRY	BRL	ZAR	NZD	NOK	JPY	CHF	SGD	TWD	USD
11-Jun-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	TWD	SGD	USD
10-Sep-2003	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	THB	USD
10-Dec-2003	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
10-Mar-2004	TRY	BRL	HUF	AUD	NZD	JPY	CHF	SGD	USD	THB
09-Jun-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	USD	THB
08-Sep-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	SGD	THB	USD
08-Dec-2004	TRY	BRL	HUF	NZD	AUD	JPY	CHF	TWD	SGD	NOK
09-Mar-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SGD
08-Jun-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	TWD	CZK	SEK
14-Sep-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
19-Dec-2005	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
14-Mar-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
20-Jun-2006	TRY	BRL	MXN	NZD	AUD	JPY	CHF	SEK	CZK	TWD
18-Sep-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD
20-Dec-2006	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SEK	CZK	TWD
21-Mar-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
20-Jun-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
12-Sep-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	CZK	TWD
12-Dec-2007	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	KRW	TWD
12-Mar-2008	TRY	BRL	ZAR	NZD	AUD	JPY	CHF	SGD	USD	TWD

The next scheduled rebalancing of the Index will be on or around June 11, 2008.



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000.00 security face amount. In addition, Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000.00 security face amount. See "Underwriting" in the accompanying product supplement.

You should rely only on the information contained in pricing supplement. We have not authorized anyone to provide information different from that contained in this pricing supplement. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this pricing supplement is accurate only as of the date of this pricing supplement, regardless of the time of delivery of this pricing supplement or any sale of our securities.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.